

April 15, 2014

Via E-mail
Leo Yi
Chief Financial Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China
(86-0512) 636-0022

> **Re: China Commercial Credit, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-193360**

Dear Mr. Yi:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed April 4, 2014

Cover Page

1. We note that on the cover page you are a "Smaller Reporting Company." However, we note on the cover page to your Form 10-K for the period ended December 31, 2013 that you are a "Non-accelerated Filer." Please reconcile this apparent difference and revise your filing(s) accordingly.

Guarantee Services, page 59

2. We note your disclosure on page 60 that you expect to start a new form of guarantee business in April 2014 through the Kaixindai portal, a P2P online platform. We also note

your disclosure that you will receive 4% of the loan amount as guarantee service fees through this portal, compared to the 1.5% - 1.8% generated by your traditional guarantee services. Please tell us and amend your filing to address the following:

- Whether this new guarantee business and the Kaixindai portal will be operated through Wujiang Luxiang;
- Explain whether there are any differences other than the fee difference between the new guarantee business and your existing guarantee service;
- Explain why you expect your guarantee income to significantly increase after the launch of the Kaixindai portal despite the stated 30.8% reduction in traditional guarantee services in 2013 when compared to 2012. Specifically describe the expected favorable or unfavorable impact of this change on your reported revenues or profitability trends;
- Revise the relevant sections of your Management's Discussion and Analysis (MD&A) to clearly explain the reasons for the decrease in outstanding guarantees, reduced fees, and fluctuations in provisions for financial guarantee services;
- Explain if there will be any changes to how you determine the allowance for loan losses for this new guarantee business as compared to your traditional guarantee services. If so, please explain the reason(s) for the changes in credit risk;
- Consider revising the relevant sections of your Risk Factor disclosures to include a discussion of the risks associated with this new form of guarantee business when compared to your traditional guarantee services.

Description of P2P Lending Services, page 65

3. Please provide additional information on the services that Pride Online will provide to guarantors in order to attract them to this new service and explain your process for selecting guarantors. Please also provide an English translation of the General Credit Contract that you will enter into with guarantors.

4. We note your disclosure on page 66 that you plan to maintain a loan loss reserve of up to 10% of the aggregate loan balance to cover potential losses for loans offered through Prime Online, your P2P lending portal. Please tell us and amend your filing to provide additional detailed information considering the following:

- Discuss whether you will use the "Five-Tier Principle" and/or general reserve measurements similar to that used for both your direct loans and guarantee services currently provided. If not, please explain in further detail how you determined your current methodology and how Pride Online is different from and therefore requires a different and potentially a higher allowance for loan loss reserve from that of your direct loans and guarantee services.
- You state that the only exposure you will have is that in the event that the borrower defaults, Pride Online will make the repayment to the lender on the same day and will be reimbursed by the guarantor within five business days. Discuss when this

provision will be recorded and whether this allowance reflects the credit risk related to the guarantor repayment.

Director Compensation, page 83

5.   Explain your deletion of Mr. Levy's stock awards and corresponding footnote from your disclosure on page 83 of your most recent amendment. We note, for example, that his total compensation has not changed.

Certain Relationships and Related Transactions, page 84

6.   We note that you deleted disclosure on Mr. Yao's loan from 2012 and the Share Exchange Agreements. Refer to Instruction 1 to Item 404 of Regulation S-K and revise. Further disclose or provide your analysis why you need not disclose the recent purchase of Pride Online on February 19, 2014 from your CEO, Mr. Qin.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

7.   We note your accounting policy related to Allowance for loan losses on page F-9. Please tell us and revise to disclose your charge-off policy with respect to your various loan categories.

Note 7. Allowance for Loan Losses, page F-17

8.   We note in the allowance for loan loss tables on page F-18 that you have not recorded any charge-offs in the past two years, however you disclose recoveries totaling $565,493 and $25,936, in the years ended December 31, 2013 and 2012 respectively. Please tell us in detail about these recoveries in the absence of any charge-offs, and if these represent net amounts, please disclose the gross amounts of loans charged-off and recoveries made.

9.   We note that the net provision for loan losses for fiscal year 2013 calculated from the table of the activity in the allowance for loan losses on page F-18 was $515,135, which is determined based upon provisions less recoveries. However, we note provision for loan losses of $484,069 in your income statement on page F-3. Please tell us and amend your filing to reconcile these different amounts.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Barry I. Grossman, Esq.